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Exhibit 21.1

Subsidiaries


Delphi Information Systems International, Inc.
Canadian Insurance Computer Systems, Inc.
Delphi Information Systems, (NZ) Ltd.
Complete Broking Systems, (Malaysia) Sdn. Bhd.
Complete Broking Systems Australia PTY, Ltd.
Delphi Information Systems, (Singapore) PTE, Ltd.